Free Writing Prospectus (To the Prospectus dated January 28, 2011, the Prospectus Supplement dated January 28, 2011, and the Product Prospectus Supplement dated April 4, 2013)	Filed Pursuant to Rule 433 Registration No. 333-171806 June 25, 2013
Royal Bank of Canada	$ Phoenix Autocallable Notes due July 16, 2014 Linked to the Common Stock of Schlumberger N.V. (Schlumberger Limited) Senior Global Medium-Term Notes, Series E
General
•
The Notes are designed for investors who wish to receive Contingent Coupons (as defined below) and seek redemption at or prior to maturity, if on any one of the four Observation Dates, the closing price of the common stock of Schlumberger N.V. (Schlumberger Limited) (the “Reference Stock”) is at or above the Coupon Barrier (as defined below).  If the Notes are not automatically called, and the closing price of the Reference Stock on the final Observation Date is below the Trigger Price (as defined below), investors will be fully exposed to the depreciation in the Reference Stock.  Investors in the Notes should be willing to accept this risk of loss and be willing to forgo dividend payments in exchange for the potential opportunity to receive Contingent Coupon for each Observation Date.  All payments on the Notes are subject to our credit risk.

•	Senior unsecured obligations of Royal Bank of Canada maturing July 16, 2014.(a) (b)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about June 28, 2013(b) (the “Trade Date”) and are expected to be issued on or about July 3, 2013(b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Stock:	The common stock of Schlumberger N.V. (Schlumberger Limited) (Bloomberg symbol: “SLB”)
Observation Dates:	Quarterly, on October 10, 2013, January 9, 2014, April 10, 2014 and July 11, 2014 (a) (b).
Coupon Payment Dates:	Three business days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Contingent Coupon Rate:	12.85% per annum. The Contingent Coupon will be paid on each Coupon Payment Date if the closing price of the Reference Stock on the applicable Observation Date is at or above the Coupon Barrier.
Contingent Coupon:	$32.125 per quarter, if payable.
Coupon Barrier:	80% of the Initial Stock Price
Call Feature:
If the closing price of the Reference Stock on any Observation Date is at or above the Initial Stock Price, the Notes will be automatically called for a cash payment equal to the principal amount plus the applicable Contingent Coupon for the applicable Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Trigger Price:	80% of the Initial Stock Price
Payment at Maturity:	If the Notes are not called and on the final Observation Date:
• the Final Stock Price is at or above the Trigger Price, then you will receive a cash amount equal to the principal amount plus the Contingent Coupon otherwise due on the maturity date; or
• the Final Stock Price is below the Trigger Price, then you will receive a cash amount equal to the principal amount x (1 + the Underlying Return).
Underlying Return:	Final Stock Price – Initial Stock Price Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the Trade Date.
Final Stock Price:	The closing price of one share of the Reference Stock on the final Observation Date.
Maturity Date:	July 16, 2014(a) (b)
CUSIP/ISIN:	78008S4K9 / US78008S4K96
(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.
(b)	Expected. In the event we make any change to the expected Trade Date and issue date, the Observation Dates and the maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page PS-5 of the product prospectus supplement, “Risk Factors” beginning on page 1 of the prospectus supplement and the prospectus and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public	Underwriting Commission1	Proceeds to Royal Bank of Canada
Per Note	100%	1.00%	99.00%
Total	$	$	$
1	J.P. Morgan Securities LLC will act as placement agent for the Notes.

RBC Capital Markets, LLC	J.P. Morgan Securities LLC
Placement Agent

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

ADDITIONAL TERMS OF THE NOTES

You should read this free writing prospectus together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated April 4, 2013, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control.  You should read this free writing prospectus carefully.

This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Risk Factors” in the product prospectus supplement dated April 4, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000603/f223112424b5.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement TP-1 dated April 4, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913001865/j43131424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this free writing prospectus, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

FWP-1

What Is the Return on the Notes Assuming a Range of Performance for the Reference Stock?

The following table illustrates hypothetical payments on the Notes that could be realized on each Coupon Payment Date or at maturity for a range of prices of the Reference Stock.  The hypothetical payments and examples set forth below assume an Initial Stock Price of $50.00, and a Coupon Barrier and Trigger Price of $40.00, and reflect the Contingent Coupon Rate of 12.85% per annum and the Contingent Coupon of $32.125 per quarter, if applicable.  The actual Initial Stock Price, Coupon Barrier and Trigger Price will be determined on the Trade Date.

The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Observation Dates Prior to the Final Observation Date				Final Observation Date
Reference Stock Price	Reference Stock Percentage Change at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Return on the Notes	Underlying Return at Final Observation Date	Payment at Maturity(2)	Return on the Notes(3)
$90.00	80.00%	$1,032.125	3.2125%	80.00%	$1,032.125	3.2125%
$85.00	70.00%	$1,032.125	3.2125%	70.00%	$1,032.125	3.2125%
$80.00	60.00%	$1,032.125	3.2125%	60.00%	$1,032.125	3.2125%
$75.00	50.00%	$1,032.125	3.2125%	50.00%	$1,032.125	3.2125%
$70.00	40.00%	$1,032.125	3.2125%	40.00%	$1,032.125	3.2125%
$65.00	30.00%	$1,032.125	3.2125%	30.00%	$1,032.125	3.2125%
$60.00	20.00%	$1,032.125	3.2125%	20.00%	$1,032.125	3.2125%
$55.00	10.00%	$1,032.125	3.2125%	10.00%	$1,032.125	3.2125%
$52.50	5.00%	$1,032.125	3.2125%	5.00%	$1,032.125	3.2125%
$50.00	0.00%	$1,032.125	3.2125%	0.00%	$1,032.125	3.2125%
$47.50	-5.00%	$32.125	3.2125%	-5.00%	$1,032.125	3.2125%
$45.00	-10.00%	$32.125	3.2125%	-10.00%	$1,032.125	3.2125%
$42.50	-15.00%	$32.125	3.2125%	-15.00%	$1,032.125	3.2125%
$40.00	-20.00%	$32.125	3.2125%	-20.00%	$1,032.125	3.2125%
$37.50	-25.00%	$0.000	0.0000%	-25.00%	$750.000	-25.0000%
$35.00	-30.00%	$0.000	0.0000%	-30.00%	$700.000	-30.0000%
$30.00	-40.00%	$0.000	0.0000%	-40.00%	$600.000	-40.0000%
$25.00	-50.00%	$0.000	0.0000%	-50.00%	$500.000	-50.0000%
$20.00	-60.00%	$0.000	0.0000%	-60.00%	$400.000	-60.0000%
$15.00	-70.00%	$0.000	0.0000%	-70.00%	$300.000	-70.0000%
$10.00	-80.00%	$0.000	0.0000%	-80.00%	$200.000	-80.0000%
$5.00	-90.00%	$0.000	0.0000%	-90.00%	$100.000	-90.0000%
$0.00	-100.00%	$0.000	0.0000%	-100.00%	$0.000	-100.0000%

(1) The Notes will be automatically called if the closing price of one share of the Reference Stock on any Observation Date is greater than or equal to the Initial Stock Price.
(2) You will receive a Contingent Coupon in connection with an Observation Date if the closing price of one share of the Reference Stock on that Observation Date is greater than or equal to the Coupon Barrier.
(3) This column reflects only the return received in respect of the payment on the maturity date.  In addition to this payment, if the closing price of the Reference Stock is greater than or equal to the Coupon Barrier (but below the Initial Stock Price) on one or more of the preceding Observation Dates, investors would receive the applicable Contingent Coupons, for a maximum potential return equal to the Contingent Coupon Rate.

FWP-2

Hypothetical Examples of Amounts Payable at Maturity or upon an Automatic Call

The following examples illustrate how the payments set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock increases from the Initial Stock Price of $50.00 to $65.00 on the first Observation Date.

Because the closing price of the Reference Stock on the first Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,032.125 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the first Observation Date, for a return of 3.2125% on the Notes. No further amount will be owed to you under the Notes.

Example 2: The closing price of the Reference Stock decreases from the Initial Stock Price of $50.00 to $42.50 on the first Observation Date (above the Coupon Barrier), $47.00 on the second Observation Date (above the Coupon Barrier), and increases to $51.00 on the third Observation Date.

Since the closing price of the Reference Stock on the third Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a payment on the third Call Settlement Date of $1,032.125 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the third Observation Date. When added to the Contingent Coupon payments of $64.25 received in respect of the prior Observation Dates, the investor will have received a total of $1,096.375 per Note, for a return of 9.6375% on the Notes. No further amounts will be owed to you under the Notes.

Example 3: The closing price of the Reference Stock decreases from the Initial Stock Price of $50.00 to $41.00 on the first Observation Date (above the Coupon Barrier), $36.00 on the second Observation Date (below the Coupon Barrier), $35.00 on the third Observation Date (below the Coupon Barrier), and $41.50 on the final Observation Date (above the Coupon Barrier and Trigger Price).

Since the closing price of the Reference Stock on the final Observation Date is above the Coupon Barrier and Trigger Price, at maturity, the investor receives a payment of $1,032.125 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the final Observation Date. When added to the Contingent Coupon payment of $32.125 received in respect of the prior Observation Dates, the investor will have received a total of $1,064.25 per Note, for a return of 6.425% on the Notes. No further amount will be owed to you under the Notes.

Example 4: The closing price of the Reference Stock decreases from the Initial Stock Price of $50.00 to $41.00 on the first Observation Date (above the Coupon Barrier), $36.00 on the second Observation Date (below the Coupon Barrier), $35.00 on the third Observation Date (below the Coupon Barrier), and $35.00 on the final Observation Date (below the Coupon Barrier and Trigger Price).

At maturity, since the Final Stock Price is below the Coupon Barrier and Trigger Price, the investor receives a payment of $700.00 per $1,000 in principal amount of the Notes, reflecting the full downside performance of the Reference Stock. When added to the Contingent Coupon payment of $32.125 received in respect of the prior Observation Date, Royal Bank of Canada will have paid you a total of $732.125 per Note, for a loss of 26.7875% on the Notes. No further amount will be owed to you under the Notes.

FWP-3

Selected Purchase Considerations

•
Capped Appreciation Potential— The return potential of the Notes is limited to the Contingent Coupons, and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.

•
Potential Early Redemption as a Result of Automatic Call Feature— While the original term of the Notes is just over one year, the Notes will be called before maturity if the closing price of the Reference Stock is at or above the Initial Stock Price on the applicable Observation Date. In such a case, you will receive the principal amount plus the applicable Contingent Coupon corresponding to that Observation Date.

•
Contingent Protection Against Loss—If the Notes are not automatically called and the Final Stock Price is at or above the Trigger Price, you will be entitled to receive the full principal amount of your Notes at maturity (plus the applicable Contingent Coupon). If the Notes are not automatically called and the Final Stock Price is less than the Trigger Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Stock Price is less than the Initial Stock Price.  Under these circumstances, you will lose at least 20% of your investment at maturity and may lose up to your entire investment.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all of their principal amount if there is a decline in the Reference Stock below the Trigger Price and the Notes are not automatically called.  You will lose 1% of the principal amount of your Notes for each 1% that the Final Stock Price is less than the Initial Stock Price if the Final Stock Price is less than the Trigger Price.

•
Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity.  If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the Reference Stock is above the Trigger Price.

•
You May Not Receive Any Contingent Coupons — Investors in the Notes will not necessarily receive Contingent Coupons on the Notes. If the closing price of the Reference Stock on an Observation Date is less than the Coupon Barrier, investors will not receive the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates, investors will not receive any Contingent Coupons during the term of the Notes, and will not receive a positive return on the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Reinvestment Risk – If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the Maturity Date.

•
Credit of Issuer – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, all payments on the Notes are dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the Reference Stock increases after the Trade Date.  No assurance can be given as to what our financial condition will be on any payment date.

FWP-4

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes may not reflect the return you would realize if you actually owned the Reference Stock. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Reference Stock would have. Further, you will not participate in any appreciation of the Reference Stock, which could be significant.

•
There Is No Affiliation Between  Us and the Issuer of the Reference Stock, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Stock.  However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Stock.  Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Stock that the issuer of the Reference Stock prepares.  You, as an investor in the Notes, should make your own investigation into the Reference Stock and the issuer of the Reference Stock.  The issuer of the Reference Stock is not involved in this offering and has no obligation of any sort with respect to your Notes.  The issuer of the Reference Stock has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
Single Stock Risk — The price of the Reference Stock can rise or fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Stock.

•
Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Stock on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Stock;

•	the time to maturity of the Notes;

•	the dividend rate on the Reference Stock;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Inclusion in the Purchase Price of the Notes of the Underwriting Discount and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase of the Notes includes the underwriting discount (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than the principal amount. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Market Disruption Events or Unavailability of the Price of the Reference Stock and Adjustments – Whether the Notes will be called prior to maturity, the payment upon an automatic call or at maturity, the Observation Dates and the Reference Stock are subject to adjustment as described in the product prospectus supplement and this free writing prospectus.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Stock on an Observation Date, see “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.

FWP-5

•
Antidilution Adjustments — For certain corporate events affecting the Reference Stock, the calculation agent may make adjustments to the amount payable at maturity. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the product prospectus supplement as necessary to achieve an equitable result.

FWP-6

Information Regarding the Issuer of the Reference Stock

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

According to publicly available information, Schlumberger N.V. (Schlumberger Limited) is an oil services company. The company, through its subsidiaries, provides a wide range of services, including technology, project management and information solutions to the international petroleum industry as well as advanced acquisition and data processing surveys.

Below is table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2009, 2010, 2011, and 2012, the first calendar quarter of 2013, and for the period from April 1, 2013 to June 24, 2013.  On June 24, 2013, the closing price of the Reference Stock was $71.24.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2009	3/31/2009	$49.25	$35.05	$40.62
4/1/2009	6/30/2009	$63.78	$39.13	$54.11
7/1/2009	9/30/2009	$63.00	$48.13	$59.60
10/1/2009	12/31/2009	$71.10	$56.00	$65.09

1/1/2010	3/31/2010	$72.00	$59.43	$63.46
4/1/2010	6/30/2010	$73.99	$51.67	$55.34
7/1/2010	9/30/2010	$63.72	$52.91	$61.61
10/1/2010	12/31/2010	$84.10	$60.58	$83.50

1/1/2011	3/31/2011	$95.51	$79.75	$93.26
4/1/2011	6/30/2011	$95.00	$79.57	$86.40
7/1/2011	9/30/2011	$95.53	$58.77	$59.73
10/1/2011	12/30/2011	$77.65	$54.79	$68.31

1/1/2012	3/30/2012	$80.78	$67.14	$69.93
4/1/2012	6/29/2012	$76.19	$59.12	$64.91
7/1/2012	9/28/2012	$78.47	$64.20	$72.33
10/1/2012	12/21/2012	$75.70	$66.86	$69.29

1/1/2013	3/29/2013	$82.00	$70.12	$74.89
4/1/2013	6/24/2013	$77.84	$69.08	$71.24

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-7

The graph below illustrates the performance of the Reference Stock from June 24, 2008 to June 24, 2013, assuming an Initial Stock Price of $71.24, which was the closing price of the Reference Stock on June 24, 2013. The dotted line represents a hypothetical Coupon Barrier and Trigger Price of $56.99, which is equal to 80% of the closing price on June 24, 2013. The actual Coupon Barrier and Trigger Price will be based on the closing price of the Reference Stock on the Trade Date.
We obtained the information regarding the historical performance of the Reference Stock in the chart above from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on any Observation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

FWP-8

Supplemental Plan of Distribution

J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee from us or one of our affiliates of $10 per $1,000 in principal amount of the Notes. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

We expect that delivery of the Notes will be made against payment for the Notes on or about July 3, 2013, which is the third business day following the Trade Date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

U.S. Federal Tax Consequences

By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid cash-settled contingent income-bearing derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated April 4, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

FWP-9